Filed by Ensco plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atwood Oceanics, Inc.

Commission File Number: 001-13167

Ensco plc issued the following press release on September 18, 2017 regarding the filing of an investor presentation with the U.S. Securities and Exchange Commission.

Ensco plc Files Investor Presentation

Reiterates Compelling Strategic and Financial Rationale of Atwood Transaction,
Which Best Positions Ensco to Capitalize on Market Recovery

Highlights Company’s Clearly Articulated Strategy for Delivering Long-Term Value to Shareholders

LONDON, Sep. 18, 2017 — Ensco plc (NYSE: ESV) (“Ensco” or the “Company”) announced today that it has filed an investor presentation with the U.S. Securities and Exchange Commission (“SEC”). This presentation is available on the Investor Relations section of Ensco’s website at www.enscoplc.com. The Ensco Board of Directors unanimously recommends that shareholders vote “FOR” the transaction.

The presentation highlights Ensco’s track record of prudent financial management and recent contract wins around the world. The presentation also reiterates how Ensco’s pending transaction with Atwood Oceanics, Inc. (NYSE: ATW) (“Atwood”) provides Ensco a unique opportunity to enhance and renew its fleet at a key juncture in the market recovery cycle, while providing a clear path to maximize shareholder value. The combination of Ensco and Atwood will create a financially strong global offshore drilling leader with a wide range of fleet capabilities, a diverse client base and a global footprint spanning six continents with operations in nearly every major deep- and shallow-water basin.

Among other points, the presentation outlines that the Atwood transaction is the next logical step in Ensco’s strategy to enhance the Company’s position as a Tier 1 offshore driller, best positioning Ensco to create long-term shareholder value. This is demonstrated by:

•                  Ongoing prudent financial management and capital deployment by Ensco leadership and the Board of Directors, who have a history of making sound strategic capital decisions to best position the Company through various stages of the market cycle.

•                  Ensco’s targeted investments in technology and innovation that improve the Company’s processes, systems and intellectual property, giving Ensco a competitive advantage in the offshore recovery.

•                  Ensco’s continuous drive toward industry-leading safety and operational excellence, which position the Company well to continue delivering high levels of performance to customers.

•                  The enhancement of Ensco’s fleet with the addition of Atwood’s best-in-class assets at attractive, below-market values, which further Ensco’s ability to meet increasing customer demand for high-specification assets.

•                  Significant shareholder value creation opportunities from the acquisition, which is expected to generate double-digit accretion for Ensco shareholders and total synergies that create more than $500 million of present value at a 10% discount rate.

•                  A strong pro forma balance sheet with financial flexibility and sufficient liquidity to cover debt maturities through 2024.

•                  A disciplined approach to the acquisition by Ensco’s management and Board of Directors, who participated in a competitive process, with the premium at the time of the offer less than 10% higher than the market value of the competing bid.

Please click here to view the full presentation.

About Ensco

Ensco plc (NYSE: ESV) brings energy to the world as a global provider of offshore drilling services to the petroleum industry. For 30 years, the Company has focused on operating safely and going beyond customer expectations. Ensco is ranked first in total customer satisfaction in the latest independent survey by EnergyPoint Research — the seventh consecutive year that Ensco has earned this distinction. Operating one of the newest ultra-deepwater rig fleets and a leading premium jackup fleet, Ensco has a major presence in the most strategic offshore basins across six continents. Ensco plc is an English limited company (England No. 7023598) with its corporate headquarters located at 6 Chesterfield Gardens, London W1J 5BQ. To learn more, visit our website at www.enscoplc.com.

Investor & Media Contacts:

Nick Georgas, 713-430-4607

Director — Investor Relations and Communications

or

Tim Richardson, 713-430-4490

Manager — Investor Relations

Forward-Looking Statements

Statements included in this release regarding the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, financial performance, accretion to discounted cash flows, revenue growth, future dividend levels, credit ratings or other attributes of Ensco following the completion of the transaction and other statements that are not historical facts, are forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended). Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of Atwood, delays, costs and difficulties related to the transaction, market conditions, and Ensco’s financial results and performance following the completion of the transaction, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in the risk factors section and elsewhere in Ensco’s and Atwood’s Annual Report on Form 10-K for the year ended December 31, 2016 and September 30, 2016, respectively, and their respective other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this release is as of the date of the release. Except as required by law, Ensco disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Important Additional Information Regarding the Transaction

In connection with the proposed transaction, Ensco has filed a registration statement on Form S-4, including a definitive joint proxy statement/prospectus of Ensco and Atwood, with the SEC.  INVESTORS AND SECURITY HOLDERS OF ENSCO AND ATWOOD ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.

A definitive joint proxy statement/prospectus has been sent to security holders of Ensco and Atwood in connection with the Ensco and Atwood shareholder meetings.  Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents filed by Ensco and Atwood with the SEC from the SEC’s website at www.sec.gov.  Security holders and other interested parties are also be able to obtain, without charge, a copy of the definitive joint proxy statement/prospectus and other relevant documents by directing a request by mail or telephone to either Investor Relations, Ensco plc, 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-430-4607, or Investor Relations, Atwood Oceanics, Inc., 15011 Katy Freeway, Suite 800, Houston, Texas 77094, telephone 281-749-7840.  Copies of the documents filed by Ensco with the SEC are available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.”  Copies of the documents filed by Atwood with the SEC are available free of charge on Atwood’s website at www.atwd.com under the tab “Investor Relations.”  Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Ensco and Atwood and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in Ensco’s proxy statement relating to its 2017 General Meeting of Shareholders and Atwood’s proxy statement relating to its 2017 Annual Meeting of Shareholders, as filed with the SEC on 31 March 2017 and 9 January 2017, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the definitive joint proxy statement/prospectus and other relevant documents regarding the transaction, which have been filed with the SEC.

No Offer or Solicitation

This release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Service of Process

Ensco is incorporated under the laws of England and Wales.  In addition, some of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States.  Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Ensco or its officers or directors on judgments of United States courts, including judgments based upon the civil liability provisions of the United States federal securities laws. It may not be possible to sue Ensco or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.